SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 10, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3	Bologna 40132	ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: March 16, 2005	By:	/s/ FABRIZIO NARDI

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

DUCATI MOTOR HOLDING:
REFINANCING OF BOND DUE ON MAY 2005

          Bologna, Italy, March 16, 2005 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, announced today that the Company has given an exclusive mandate to Unicredit Banca Mobiliare S.p.A. for the organization and syndication of a loan of Euro 73.3 Million.

          The financing, which Unicredit Banca d’Impresa S.p.A has committed to underwrite in total, will be used for:

a)

the reimbursement of the outstanding bond amount, due on May 31, 2005, for Euro 54.0 Million and some short -term bank financing which was used to repurchase part of the bond for about Euro 20.0 Million;

b)	further requirements related to working capital of the Company and its subsidiaries.

          The Company, in mutual agreement with Unicredit Banca Mobiliare S.p.A., intends to increase the total financing amount up a maximun of Euro 110.0 Million, subject to the result of the syndication.

          All other terms and conditions of the operation will be communicated to the market when the operation will be finalized.

          Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

          This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

          These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com